United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 24, 2011

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 24, 2011, MGE Energy, Inc. (the Company) issued a press release announcing its fourth-quarter 2010 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:

Not applicable.

(b) Pro forma financial information:

Not applicable.

(c) Shell company transactions:

Not applicable.

(d) Exhibits:

Exhibit 99.1. Press release of MGE Energy, Inc., issued on February 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

> **MGE Energy, Inc.**
> **Madison Gas and Electric Company**
> *(Registrants)*

Date: February 24, 2011

/s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 24, 2011

Exhibit 99.1. Press release of MGE Energy, Inc., issued on February 24, 2011.

EXHIBIT 99.1

News

MGE Energy Reports Fourth-Quarter Earnings

Madison, Wis., Feb. 24, 2011—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Dec. 31, 2010, of $12.0 million, or 52 cents per share, compared to $13.4 million, or 58 cents per share, for the same period in the prior year. MGE Energy reported earnings for the twelve months ended Dec. 31, 2010, of $57.7 million, or $2.50 per share, compared to $51.0 million, or $2.21 per share, for the same period in the prior year.

For the three months ended Dec. 31, 2010, earnings from utility operations decreased $1.9 million compared to the same period in the prior year. Gas retail sales decreased 3.0% compared to the three months ended Dec. 31, 2009, in part due to warmer-than-normal weather in October 2010 compared to colder weather experienced in October 2009.

During the twelve months ended Dec. 31, 2010, the company experienced an increase in electric retail sales volumes due to much warmer summer weather than the same period in 2009. The weather in the third quarter of 2010 was the warmest in recent history, with cooling degree days (a measure for determining the impact of weather during the summer months) 44% higher than normal. In contrast, July 2009 was the coolest July on record in Madison. The Elm Road Unit 1 entered commercial operation in February 2010, which also improved 2010 earnings compared to 2009.

MGE Energy is a public utility holding company. Its principal subsidiary, MGE, generates and distributes electricity to approximately 139,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to approximately 143,000 customers in seven south central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy Inc.
(*In thousands, except per share amounts*)
(Unaudited)

Three Months Ended Dec. 31,	**2010**	**2009**	**2008**
Operating revenue	$135,928	$135,822	$155,453
Operating income	$20,353	$22,546	$19,981
Net income	$11,997	$13,430	$11,064
Earnings per share (basic and diluted)	$0.52	$0.58	$0.49
Weighted average shares outstanding (basic and diluted)	23,114	23,114	22,460

Twelve Months Ended Dec. 31,	**2010**	**2009**	**2008**
Operating revenue	$532,591	$533,819	$595,993
Operating income	$96,602	$84,665	$87,782
Net income	$57,718	$50,997	$52,768
Earnings per share (basic and diluted)	$2.50	$2.21	$2.38
Weighted average shares outstanding (basic and diluted)	23,114	23,070	22,197

Contact:
Margaret Collins
Manager - Corporate Communications
608-252-7088
mcollins@mge.com